UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2026

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

8 Ha-Pnina Street

Raanana, 4321545, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on June 15, 2026, titled “Polyrizon Advances NASARIX™ Development with Key Human Study to Characterize Nasal Residence Time and Support FDA Regulatory Pathway.”

The first, second, third, fourth, fifth, sixth, seventh and ninth paragraphs of the press release attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1 are incorporated by reference into the Registrant’s Registration Statements on Form S-8 (File No. 333-284410 and 333-288923) and Form F-3 (333-291368), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Polyrizon Advances NASARIX™ Development with Key Human Study to Characterize Nasal Residence Time and Support FDA Regulatory Pathway”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: June 15, 2026	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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